Exhibit 99.1

PainReform Ltd. Changes Name to PRF Technologies Ltd. Reflecting
Expansion into Diversified Healthcare and AI-Driven Energy Platforms

Shareholders Approved Name Change at January 6, 2026 Annual General Meeting as
Company Evolves Beyond Single-Asset Focus

Tel Aviv – January 15, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) (formerly “PainReform”) today announced its corporate name change to PRF Technologies Ltd. following shareholder approval at the Company’s Annual General Meeting held on Tuesday, January 6, 2026. The Company’s Nasdaq ticker symbol will remain PRFX.

The approved name change is intended to reflect the Company’s evolution into a diversified innovation platform spanning specialty pharmaceuticals, advanced drug-delivery technologies, and AI-driven renewable-energy analytics, marking a strategic shift beyond its original single-product focus.

Over the past 18 months, PRF has significantly broadened its portfolio across multiple large, high-growth markets. While the Company continues to advance PRF-110, its non-opioid extended-release postoperative pain therapy, it has also established two additional growth platforms through LayerBio and DeepSolar, each supported by differentiated technology and independent market opportunity.

“This name change reflects how fundamentally the Company has evolved,” said Dr. Ehud Geller, Chairman and Interim Chief Executive Officer. “We are no longer defined by a single program. We have built a diversified portfolio of platforms addressing large markets where precision delivery, data, and technology can drive meaningful improvement. We believe this move more accurately represents our strategy and direction.”

Expanding Pharmaceutical Platform Through LayerBio

Through its majority ownership of LayerBio, PRF has entered the ophthalmology market with OcuRing™-K, a patented, sustained-release, dropless ocular therapy designed to address pain and inflammation following cataract surgery—one of the most commonly performed surgical procedures worldwide and a multi-billion-dollar global market.

OcuRing™-K is designed to deliver controlled, localized therapy from a single intraoperative application, eliminating the need for weeks of post-surgical eye drops. The platform is non-opioid, non-steroidal, and bioerodible, and is being advanced toward the next stage of clinical development. Beyond cataract surgery, the LayerBio platform supports expansion into additional ophthalmic indications and therapeutic categories, providing a scalable pharmaceutical growth pathway.

Building a Scalable AI-Driven Energy Analytics Business with DeepSolar

In parallel, PRF has built DeepSolar, an AI-driven solar analytics and digital asset-management business designed to address the rapidly expanding global renewable-energy market. DeepSolar’s platform transforms complex operational, weather, and market data into actionable intelligence for utility-scale solar assets.
DeepSolar’s offerings include:

•	Smart TDD, a next-generation solar technical due diligence service supporting asset transactions, warranty reviews, commissioning, and underperformance diagnostics
•	DeepSolar Predict, an AI-based solar forecasting solution being developed within NVIDIA’s Connect Program, designed to materially improve production forecast accuracy
•	An automated AI reporting engine that accelerates insight generation and decision-making across the solar asset lifecycle

DeepSolar has progressed from development into early commercial deployment, with pilot projects advancing into customer engagements as solar assets age and transaction activity accelerates globally.

Positioning for the Next Phase of Growth

The approved transition to PRF Technologies Ltd. is intended to reflect the Company’s strategy to build long-term value through diversification, platform scalability, and disciplined execution across healthcare and clean-energy technology markets.

“Our approach is deliberate,” Geller added. “We are building a company with multiple platforms, multiple paths forward, and reduced reliance on any single outcome. That is the foundation we believe is necessary to build durable, long-term value.”

About PRF Technologies Ltd.
PRF Technologies Ltd. (Nasdaq: PRFX) is a diversified innovation company advancing specialty pharmaceutical therapies and AI-driven energy analytics. Its pharmaceutical programs focus on reformulation and sustained-release drug-delivery technologies designed to improve patient outcomes while reducing reliance on opioids and complex dosing regimens. Through its DeepSolar platform, the Company develops advanced AI solutions designed to enable solar asset owners and operators to monitor, forecast, and optimize energy performance across the full asset lifecycle.

For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to PRF’s strategy to build long term value through diversification, platform scalability, and disciplined execution across healthcare and clean-energy technology markets. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com